                                                                   Exhibit 99.16


                            POINTS INTERNATIONAL LTD.

                         MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (ALSO REFERRED TO HEREIN AS THIS "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF POINTS INTERNATIONAL LTD. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD AT STOCK MARKET PLACE, THE EXCHANGE TOWER, 130 KING STREET WEST, TORONTO, ONTARIO, ON THURSDAY, JUNE 24, 2004, AT 4:30 P.M. (TORONTO
TIME), OR AT ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF, FOR THE PURPOSES SET OUT IN THE ACCOMPANYING NOTICE OF MEETING. It is expected that solicitation will be primarily by mail. Proxies also may be solicited personally or by telephone by officers and directors of the Corporation. The cost of solicitation by or on behalf of the management will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as at April 22, 2004.

To be effective, completed proxies must (i) be delivered to Computershare Trust Corporation of Canada, the registrar and transfer agent for the Common Shares, at Suite 600, 530 8th Avenue, S.W., Calgary, Alberta, Canada T2P 3S8 or to the Secretary of the Corporation at the offices of the Corporation, Nash Building, 179 John Street, Suite 800, Toronto, ON M5T 1X4, in either case at least one day (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment(s) or postponement(s) thereof, or (ii) be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the commencement thereof.

APPOINTMENT OF PROXYHOLDER

The persons named in the enclosed form of proxy are officers and directors of the Corporation and shall represent management at the Meeting. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

EXERCISE OF VOTE BY PROXY

The shares of the Corporation represented by properly executed proxies will be voted or withheld from voting in accordance with the specifications made therein by the registered shareholder on any ballot that may be called for, and will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. For the Meeting, the form of proxy affords a shareholder an opportunity to specify that the shares registered in his or her name shall be: (i) voted or withheld from voting in the election of directors,
(ii) voted or withheld from voting on the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, (iii) voted for or against the resolution to continue the Corporation's existence from the Business Corporations Act (Ontario) (the "OBCA") to the Canada Business Corporations Act (Canada) (the "CBCA") (the "CONTINUANCE RESOLUTION"), (iv) voted for or against the resolution confirming the repeal of the existing by-laws of the Corporation and the adoption of a new by-law of the Corporation consistent with the CBCA (the "BY-LAW RESOLUTION"), and (v) increasing the number of Common Shares of the Corporation issuable pursuant to the Corporation's stock option plan (the "OPTION PLAN RESOLUTION").

IN RESPECT OF PROXIES IN WHICH REGISTERED SHAREHOLDERS HAVE FAILED TO SPECIFY THAT THE PROXY NOMINEES ARE REQUIRED TO (I) VOTE OR WITHHOLD FROM VOTING IN THE ELECTION OF DIRECTORS, (II) VOTE OR WITHHOLD FROM VOTING IN THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, (III) VOTE FOR OR AGAINST THE CONTINUANCE RESOLUTION, (IV) VOTE FOR

AGAINST THE BY-LAW RESOLUTION, OR (V) VOTE FOR OR AGAINST THE OPTION PLAN RESOLUTION, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH MATTERS.

The form of proxy also confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the foregoing Notice of Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management nominees will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxy nominee.

The execution or exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the OBCA in connection with the rights of dissenting shareholders under the OBCA. For more information on the rights of dissenting shareholders, see the section below entitled "DISSENTING SHAREHOLDERS' RIGHTS".

REVOCATION OF PROXIES

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by a shareholder or by his or her attorney authorized in writing, or if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the offices of Computershare Trust Corporation of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

QUORUM AND RECORD DATE

The presence of at least five shareholders holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The board of directors of the Corporation (the "BOARD") has fixed May 14, 2004 as the record date (the "RECORD DATE") for the purpose of determining shareholders entitled to receive notice of and to vote at the Meeting. The failure of a shareholder to receive notice of the Meeting does not deprive such shareholder of the right to vote at the Meeting. A person who has acquired shares after the Record Date is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates or otherwise establishing proper ownership and demanding, not later than ten days before the Meeting, that his or her name be included in the list of shareholders eligible to vote at the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at April 22, 2004, 68,046,319 "Common Shares" and one "Series Two Preferred Share" were issued and outstanding, and constituted all of the voting shares in the capital of the Corporation.

The holders of Common Shares and the Series Two Preferred Share are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of Common Shares are entitled to cast one vote per share and the holder of the Series Two Preferred Share is entitled to cast that number of votes equal to the lesser of (i) 21,868,750 and (ii) 19.9% of the total number of votes that may be cast at the Meeting. As at April 22, 2004, the holder of the Series Two Preferred Share was entitled to cast up to 16,905,390 votes. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of Common Shares and the Series Two Preferred Share held by persons present in person or by proxy, voting together as a single class.

As at April 22, 2004 the only persons who, to the knowledge of the Corporation, its directors or officers, own beneficially, directly or indirectly, or exercise control or direction over, in excess of 10% of any class of the voting securities of the Corporation is Points Investments, Inc., an affiliate of InterActiveCorp ("IAC"), as holder of the Series Two Preferred Share.

BENEFICIAL SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. A person who beneficially owns shares through an intermediary such as a bank, trust company, securities dealer, broker, trustee or administrator (an "INTERMEDIARY") is not a registered shareholder (a "NON-REGISTERED HOLDER"). In accordance with applicable securities laws, the Corporation distributes copies of its meeting materials to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders who have not waived the right to receive meeting materials. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will receive a pre-signed form of proxy or a voting instruction form from their Intermediary along with the meeting materials.

NON-REGISTERED SHAREHOLDERS RECEIVING A PRE-SIGNED PROXY, VOTING INSTRUCTION FORM OR SIMILAR INSTRUMENT SHOULD CAREFULLY FOLLOW THE MAILING PROCEDURES AND SIGNING AND RETURNING INSTRUCTIONS OF THEIR INTERMEDIARY TO ENSURE THEIR SHARES ARE VOTED AT THE MEETING.

Should a Non-Registered Holder receive a form of proxy, voting instruction form or similar instrument wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), such Non-Registered Holder should contact their Intermediary to determine the steps necessary to accomplish this.

                              ELECTION OF DIRECTORS

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. In accordance with their authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed, is eleven, two of whom are to be elected by the holder of the Series Two Preferred Share, voting separately as a series, and nine of whom are to be elected by the holders of the Common Shares and the holder of the Series Two Preferred Share, voting together as a single class. Unless authority to do so is withheld, the shares represented by the proxies in favour of management nominees will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, if any nominee would be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee in their discretion.

The Board does not have an executive committee, however, the Corporation is required to have an audit committee under the provisions of the OBCA.

The following table provides certain background information with respect to each nominee for the Board.

                                                                                                                       COMMON SHARES
NAME;                        TERM AS                 PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE YEARS               BENEFICIALLY
DIRECTOR CLASSIFICATION      DIRECTOR              (CURRENT AND FOR PAST FIVE YEARS UNLESS OTHERWISE NOTED)               OWNED
-----------------------    -----------  -----------------------------------------------------------------------------  -------------
Douglas A. Carty(1)        Feb. 2002 -  Chief Financial Officer, Laidlaw International Ltd., a transportation company        5,000
Glen Ellyn, Illinois       present      (Jan. 2003 - present); Chief Financial Officer, Atlas Air Worldwide Holdings
Independent                             Inc., an air cargo company (Jul. 2001 -  Dec. 2002); Chief Financial Officer,
                                        Canadian Airlines, an airline (Jul. 1996 - Jul. 2000)

Marc B. Lavine(4)          Feb. 2000 -  Chief Executive Officer, President and Director of Chrysalis Capital             6,173,290
Paris, France              present      Corporation, a capital pool company (Oct. 1, 2003 - present); Chief Executive
Independent                             Officer, Exclamation International Incorporated (Jun. 1999 - Feb. 2002);
                                        President, Exclamation International Incorporated (Dec. 1997 - Jun. 1999)

T. Robert MacLean(3)       Feb. 2002 -  Chief Executive Officer, Points International Ltd. (Feb. 2002 - present);          220,390
Toronto, Ontario           present      Chief Executive Officer, Points.com Inc. (Feb. 2000 - present); President,
Insider                                 Points.com Inc. (Feb. 2000 - Feb. 2002); Vice-President, other positions,
                                        Canadian Airlines, an airline (1988 - 2000)

Christopher J.D. Barnard   Feb. 2000 -  President, Points International Ltd. (Feb. 2000 - present); Points.com Inc.        979,800
Toronto, Ontario           present      (Feb. 2002 - present); Vice-President, Exclamation International Incorporated
Insider                                 (Jul. 1998 - Feb. 2000)

Rowland W. Fleming(1, 2)   Feb. 2002 -  Public and private company director (Apr. 1999 - present); President and             5,000
Mississauga, Ontario       present      Chief Executive Officer, The Toronto Stock Exchange (Jan. 1995 - Apr. 1999)
Independent

John W. Thompson(1, 2)     Feb. 2002 -  Public company director (Aug. 2000 - present); Managing Director, Kensington     1,018,016
Toronto, Ontario           present      Capital Partners Limited, an investment and advisory firm (Aug. 2000 - Nov
Independent                             2003); Executive Vice-President, Loblaw Companies Limited, a grocery company
                                        (Feb. 1978 - Apr. 1999)

J. Grant McCutcheon(1)     Feb. 2000 -  Director, Lawrence & Company Incorporated, an investment firm (Dec. 1995 -           6,250
Toronto, Ontario           present      present)
Independent

Jim W. Kranias             Feb. 2000 -  President, International Consulting, a private consulting company (Aug. 1998       140,056
London, England            present      - present);
Independent

Christopher E.M. Payne(2)  Feb. 2003 -  Managing Director, Financial Services, CIBC World Markets, a merchant bank          Nil
Toronto, Ontario           present      and advisory group (Jun. 2000 - present); Executive Vice-President, Financial
Independent(5)                          Services, WhatifI.com, an online mutual fund (Jun. 1999 - Jun. 2000);
                                        Executive Vice-President, Financial Services, X.com, an online banking and payments company (Jan. 1999 - Jun. 1999); Executive Vice-President, Financial
                                        Services, BMO Nesbitt Burns Equity Partners, a merchant banking and advisory company (Nov. 1996 - Jan. 1999)

                                                                                                                       COMMON SHARES
NAME;                        TERM AS                 PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE YEARS               BENEFICIALLY
DIRECTOR CLASSIFICATION      DIRECTOR              (CURRENT AND FOR PAST FIVE YEARS UNLESS OTHERWISE NOTED)               OWNED
-----------------------    -----------  -----------------------------------------------------------------------------  -------------
Eric A. Korman(2)          June 2003 -  Vice President, Mergers & Acquisitions, InterActiveCorp, an interactive             Nil
New York, New York         present      commerce company (Nov. 2003 to Present); other positions at InterActiveCorp,
Nominee of the Series Two               (Sept. 2001 - Nov. 2003); Principal, and head of business development for
Preferred Share holder(6)               ePartners Venture Capital, a $650 million venture fund (Jan. 2000 - Apr.
                                        2001); Senior Analyst, Corporate Business Development for The Coca-Cola Co.,
                                        a consumer products company (Aug. 1997 - Jan. 2000)

Dan Marriott               -            Senior Vice President, Interactive Development, InterActiveCorp, an                 Nil
New York, New York                      interactive commerce company (Dec. 2003 - present); Senior Vice President,
Nominee of the Series Two               Strategic Planning, InterActiveCorp (Feb. 2002 - Dec. 2003); Executive Vice
Preferred Share holder(6)               President, Corporate Strategy and Development, Ticketmaster, Inc., an online consumer products company (Feb. 1999 - Feb. 2002)

Notes:

(1)  Member of the Audit Committee; Mr. Carty serves as Chairman.

(2)  Member of Human Resources Committee; Mr. Fleming Serves as Chairman.

(3)  Observer of both the Human Resources and Audit Committees.

(4) Mr. Lavine's holdings include 138,500 Common Shares held directly and 6,034,790 Common Shares held indirectly through The Eyeland Corporation, a 100% owned personal holding company.

(5) In accordance with the terms of a debenture issued by the Corporation to CIBC Capital Partners, a division of the Canadian Imperial Bank of Commerce, CIBC Capital Partners is entitled to nominate one representative to the Board.

(6)  Nominee of Points Investments, Inc., an affiliate of IAC.

                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION AND SUMMARY COMPENSATION TABLE FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2003

The following table sets forth all compensation, for the periods indicated, paid in respect of the Named Executive Officers of the Corporation as of December 31, 2003. A "Named Executive Officer" means the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual, and each of the Corporation's four most highly compensated executive officers, other than the CEO, who are serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus for the fiscal year amounted to $100,000 or more and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end.

                                                Annual Compensation               Long Term Compensation
                                        ----------------------------------  ----------------------------------
                                                             Other Annual   Securities Under     Subsidiary       All Other
                                Fiscal  Salary   Bonus(1)  Compensation(2)      Option(3)     Securities Under  Compensation
  Name and Principal Position    Year     ($)       ($)          ($)              (#)           Option(4) (#)        ($)
------------------------------  ------  -------  --------  ---------------  ----------------  ----------------  ------------
Robert MacLean                   2003   160,000   34,498        26,650            125,000          975,684           --
Chief Executive Officer          2002   146,917   17,360        33,680            125,000        1,275,375
                                 2001   120,000   28,340            --            125,000        1,275,375

Christopher Barnard              2003   156,800   34,301            --          1,581,250           75,000           --
President                        2002   144,667   17,360            --          1,181,250           75,000
                                 2001   140,000   55,000            --          1,181,250           75,000

Stephen Yuzpe                    2003   135,844   27,040            --            183,750           55,000           --
Chief Financial Officer          2002   129,167    7,508            --            183,750           55,000
                                 2001   125,000   25,000            --            183,750           55,000

Bill Thompson(5)                 2003   146,493   28,872            --             50,000          142,100           --
Senior Vice President, Partner   2002   155,065   15,403            --                 --          170,100
Relationships                    2001   140,768   11,155            --                 --          170,100

Darlene Higbee Clarkin           2003   127,427   27,359            --            200,000          424,436           --
Vice President and Chief         2002   107,083   12,850            --                 --          509,436
Technology Officer               2001    88,333    5,729            --                 --          509,436

Notes:

(1) Bonuses earned in a fiscal (calendar) year are paid within 6 weeks of year end in the following fiscal year.

(2) Perquisites and other personal benefits for each Named Executive Officer do not exceed the lesser of Cdn. $50,000 or 10% of total annual salary and bonus.

(3)  Represents options to acquire Common Shares of the Corporation.

(4)  Represents options to acquire common shares of Points.com Inc.

(5) Salary and bonus amounts for Mr. Thompson were converted from U.S. dollars using the following foreign exchange rate: (2003 - Cdn$1.40 = US$1.00; 2002
     - Cdn$1.5796 = US$1.00; 2001 - Cdn$1.5926 = US$1.00).

OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2003

The following table indicates the options granted during the financial year ended December 31, 2003 to Named Executive Officers.

                                                                                         Market Value of
                                                  % of Total                          Common Shares on the
                         Common Shares Under   Options Granted   Exercise Price per      Date Preceding
                           Options Granted     to Employees in      Common Share            Issuance           Expiration
Name                             (#)            Financial Year          ($)                   ($)                 Date
----                     -------------------   ---------------   ------------------   --------------------   -------------
Robert MacLean                     --                 --                  --                    --                 --
Christopher Barnard           400,000(1)              30%               1.12                  1.12           Dec. 16, 2008
Stephen Yuzpe                      --                 --                  --                    --                 --
Bill Thompson                  50,000(2)               4%               0.22                  0.22           Feb. 16, 2008
Darlene Higbee Clarkin        200,000(3)              15%               1.12                  1.12           Dec. 16, 2008

Notes:

(1) Mr. Barnard's options were granted on December 17, 2003 and vest in equal parts on each of the first, second and third anniversary of the date of grant.

(2) Mr. Thompson's options were granted on February 17, 2003 and vest in equal parts on each of the first, second and third anniversary of the date of grant.

(3) Ms. Higbee Clarkin's options were granted on December 17, 2003 and vest in full on June 16, 2005.

AGGREGATE OPTIONS EXERCISED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2003 AND FINANCIAL YEAR END OPTION VALUES

The following table indicates the options exercised during the financial year ended December 31, 2003 by each of the Named Executive Officers and the value of options unexercised at year-end.

                        Points International Ltd. Options

                         Common Shares                        Unexercised Options        Value of Unexercised
                          Acquired on    Aggregate Value         at Financial          In-the-Money Options at
                            Exercise        Realized               Year End             Financial Year End(1)
Name                          (#)              ($)                   (#)                         ($)
----                     -------------   ---------------   -------------------------   -----------------------
Robert MacLean                 --               --           125,000   Exercisable      62,500   Exercisable
                                                                 Nil   Unexercisable       Nil   Unexercisable
Christopher Barnard(2)         --               --         1,181,250   Exercisable     750,000   Exercisable
                                                             400,000   Unexercisable       Nil   Unexercisable
Stephen Yuzpe                  --               --           172,478   Exercisable      84,890   Exercisable
                                                              11,272   Unexercisable       Nil   Unexercisable
Bill Thompson                  --               --               Nil   Exercisable         Nil   Exercisable
                                                              50,000   Unexercisable       Nil   Unexercisable
Darlene Higbee Clarkin         --               --               Nil   Exercisable         Nil   Exercisable
                                                             200,000   Unexercisable       Nil   Unexercisable

Notes:

(1) Based upon the closing price of the Common Shares on the TSX Venture Exchange on December 31, 2003 of $1.00 per Common Share.

(2)  Subsequent to year end, Mr Barnard exercised 531,250 options.

                           Points.com Inc. Options(1)

                              Corporation
                                 Common       Aggregate   Points.com Common       Unexercised PCI          Value of Unexercised
                            Shares Acquired     Value      Shares Acquired           Options at          In-the-Money PCI Options
                              on Exercise      Realized      on Exercise         Financial Year End      at Financial Year End(2)
Name                              (#)            ($)             (#)                    (#)                        ($)
----                        ---------------   ---------   -----------------   -----------------------   -------------------------
Robert MacLean                  750,392        713,621         299,689        975,684   Exercisable     2,410,731   Exercisable
                                                                                  Nil   Unexercisable         Nil   Unexercisable
Christopher Barnard                  --             --              --         75,000   Exercisable       183,668   Exercisable
                                                                                  Nil   Unexercisable         Nil   Unexercisable
Stephen Yuzpe                        --             --              --         55,000   Exercisable       134,690   Exercisable
                                                                                  Nil   Unexercisable         Nil   Unexercisable
Bill Thompson                    70,110         96,614          28,000        142,100   Exercisable       347,988   Exercisable
                                                                                  Nil   Unexercisable         Nil   Unexercisable
Darlene Higbee Clarkin(3)       212,832        272,000          85,000        424,436   Exercisable     1,053,334   Exercisable
                                                                                  Nil   Unexercisable         Nil   Unexercisable

Notes:

(1) The Corporation has granted to holders of options to acquire common shares of Points.com Inc. the right to put to the Corporation the common shares of Points.com Inc. in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com Inc. so put. The Corporation has used a ratio of 2.5039 Common Shares per Points.com Inc. common share for this purpose.

(2) Based upon the closing price of the Common Shares on the TSX Venture Exchange on December 31, 2003 of $1.00 per Common Share and assuming that the fair market value of a Points.com Inc. common share is equal to 2.5039 Common Shares, which ratio is consistent with the historical ratio applied in respect of put rights granted by the Corporation to holders of certain options exercisable to acquire common shares of Points.com Inc.

(3) Subsequent to year end and up to the date of this Circular, Ms Clarkin exercised 63,963 Points.com Inc. options and put the common shares acquired to the Corporation for 160,157 Common Shares.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

                                       Securities to be issued      Weighted average exercise      Number of securities
                                     upon exercise of outstanding      price of outstanding      remaining available for
                                          options and rights            options and rights        future issuance under
           Plan Category                        (#)                            ($)              equity compensation plans
           -------------             ----------------------------   -------------------------   -------------------------
Employee stock option plan(1,2)                5,598,127                       0.50                      870,774
Put rights on subsidiary shares(3)             7,799,781                       0.04                            7

Notes:

(1) Subsequent to year end, 685,750 options were exercised and 4,000 were cancelled.

(2)  Subsequent to year end, 869,407 options were granted.

(3) Subsequent to year end, put rights to acquire 465,724 Common Shares were exercised.

COMPENSATION OF DIRECTORS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2003

Beginning July 1, 2003, the Corporation compensated directors, who are not also executive officers, for serving on the Board ("outside directors") at a rate of $1,000 per meeting held in person ($500 per meeting held by conference call) and $900 per committee meeting held in person ($450 per meeting held by conference call). In addition, outside directors are paid an annual retainer of $10,000. The Chairman of the Board is paid an additional annual retainer of $3,000 and the Chairman of each committee is paid an additional annual retainer of $2,000. Outside directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings. Certain directors who are eligible to receive directors' fees have waived their right to receive compensation. Board members who have waived their right to compensation can, at any time, elect to receive fees for meetings held after notice of such election is made.

Board members are eligible to participate in the Corporation's stock option plan. No outside director was granted options in 2003. The total cash compensation paid to the directors for 2003 was $61,250. Directors fees are paid quarterly, within 30 days of quarter end.

Six outside directors of the Corporation hold, in the aggregate, options to acquire 1,707,500 Common Shares of the Corporation with a weighted average exercise price of $0.45. In addition, two outside directors hold, in the aggregate, 100,600 options to acquire common shares of the Corporation's subsidiary Points.com Inc. with a weighted average exercise price of $0.055. The shares issued on the exercise of the Points.com Inc. options may be put to the Corporation for a maximum of 251,893 Common Shares.

EMPLOYMENT AGREEMENTS

Robert MacLean, the Chief Executive Officer of the Corporation and Points.com Inc., is employed under an employment agreement made as of January 11, 2000, as subsequently amended. Mr. MacLean currently receives an annual salary of $162,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. The agreement automatically renews from year to year, and may be terminated by the Corporation by giving notice at least 60 days prior to the expiry of the annual term. If the agreement is terminated on such other notice, and for reasons other than just cause, Mr. MacLean is entitled to one month of severance pay for each full year of service to a maximum of 10 months. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Christopher Barnard, the Corporation's President, is employed under an employment agreement made as of April 1, 1999, as subsequently amended. Mr. Barnard currently receives an annual salary of $158,760. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. In addition to a general bonus entitlement, Mr. Barnard is entitled to a bonus of up to $1 million payable over a minimum of four years commencing December 31, 2003 provided certain share ownership requirements are met during such period. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Barnard is entitled to the greater of one year of salary and an amount which would be awarded under applicable common law principles. In addition, upon termination for other than just cause, all unvested options held by Mr. Barnard will immediately vest. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Stephen Yuzpe, the Corporation's Chief Financial Officer, is employed under an employment agreement made as of May 1, 2000, as subsequently amended. Mr. Yuzpe currently receives an annual salary of $136,500. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. In addition to a general bonus entitlement, Mr. Yuzpe is entitled to a bonus of up to $130,000, which is payable after December 31, 2004 provided certain share ownership requirements are met. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Yuzpe is entitled to the greater of six months of salary and an amount which would be awarded under applicable common law principles. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Bill Thompson, the Corporation's Senior Vice President, Partners, is employed under an employment agreement made as of August 1, 2000. Mr. Thompson currently receives an annual salary of US$110,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. The agreement automatically renews from year to year, and may be terminated by the Corporation by giving 60 days notice. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Darlene Higbee-Clarkin, the Corporation's Vice President, Technology and Chief Technology Officer, is employed under an employment agreement made as of July 10, 2000. Ms. Higbee-Clarkin currently receives an annual salary of $136,500. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. The agreement automatically renews from year to year, and may be terminated by the Corporation by giving 30 days notice. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Corporation and its subsidiary, Points.com Inc., currently maintain Directors and Officers Liability Insurance in the amount of US $5,000,000 in the aggregate (US$5,000,000 per occurrence) for the term ending September 15, 2004. All directors are entitled to full reimbursement for directors' liability without deduction. There is a deductible of US$50,000 for each claim where the Corporation provides indemnification to a director or officer. In addition, there is a US$100,000 deductible for any security related claims arising against the Corporation. The aggregate annual premium for the policy is US$75,000. All costs associated with the premiums shall be bourne by the Corporation.

                  COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

Executive compensation is determined on an annual basis by the Board upon the recommendation of the human resources committee of the Board (the "HUMAN RESOURCES COMMITTEE"). This committee is comprised of four outside directors of the Corporation: Messrs. Fleming (Chairman), Korman, Payne and Thompson. The Human Resources Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and determines recommended compensation packages for executive officers and the compensation ranges for all employees.

                       REPORT BY HUMAN RESOURCES COMMITTEE
                            ON EXECUTIVE COMPENSATION

The Human Resources Committee is responsible for reviewing and making recommendations to the Board on compensation paid to executive officers of the Corporation and on the compensation practices of the Corporation.

The Corporation's compensation packages are designed to encourage, compensate and reward the employees of the Corporation on the basis of individual and corporate performance.

The executive compensation system consists of three primary components: salary, short-term incentives and long-term incentives. It is the intention of the Human Resources Committee to design the executive compensation system such that the sum of the three components by an individual will be competitive with median compensation levels for similar positions at comparable companies. The competitiveness of the compensation structure has been previously determined through a compensation survey at the direction of the Human Resources Committee. In arriving at what constitutes average or above average total compensation, the Human Resources Committee exercises its discretion and good judgment and considers as a reference point, competitive data for issuers in a similar position. The source data for the comparator are the survey results of an independent survey conducted by a human resources consulting group in a prior year. Achieving the appropriate level of total compensation for an executive year over year is accomplished primarily by adjusting the amounts of short-term and long-term compensation granted to such executive.

BASE SALARY

Executives salaries are intended to approximate median competitive levels for similar positions in comparable companies. The Human Resources Committee will periodically engage an independent consultant to determine whether the Corporation's salary, bonus and stock option compensation are appropriate.

To determine a particular executive officer's compensation, the Human Resources Committee will give consideration to the Corporation's performance, personal performance, leadership, and achievement of annual specific objectives. Such annual specific objectives are based on the achievement of financial and non-financial metrics.

SHORT-TERM COMPENSATION INCENTIVES

Executive officers receive a portion of their annual compensation in the form of bonuses. Each executive officer is eligible to be paid a bonus of up to 40% of his or her salary based on the executive's overall contribution and performance and on the Corporation's achievement of certain financial, strategic and operating targets. 30% of the executive officer's potential bonus is based on personal objectives and 70% of the executive officer's potential bonus is based on corporate objectives.

LONG-TERM COMPENSATION INCENTIVES

The Corporation's long-term incentive compensation for executive officers is provided through grants of stock options under the Corporation's stock option plan (the "STOCK OPTION PLAN"). Participation in the Stock Option Plan is considered to be an important component of compensation in order to focus the interests of executives on the longer-term interests of the shareholders. The Board administers the Stock Option Plan subject to option guidelines and recommendations developed by the Human Resources Committee. The number of stock options granted is based on each executive's responsibility and personal performance, and takes into consideration the number and terms of stock options that have been previously been granted to that executive.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER (T. ROBERT MACLEAN)

Mr. MacLean's compensation is determined in the same fashion as all other executive officers of the Corporation and consists of base salary, bonuses and stock options as determined by the Human Resources Committee. In 2003 he was paid a base salary of $160,000 and received a bonus of approximately $34,500 or 22% of his base salary. Mr. MacLean's maximum target bonus was $64,000 or 40% of his base salary. The determination of the bonus was based on corporate and individual performance. Mr. MacLean was not granted any employee stock options during the year. In 2003, the Human Resources Committee made use of a benchmark study performed in a prior year to determine the Chief Executive Officer's salary and bonus.

The report was presented by Messrs Fleming, Korman, Payne and Thompson.

                               PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for the Common Shares, with the cumulative returns of two Toronto Stock Exchange indices for the same period, assuming an initial investment in common shares of $100 on the Corporation's first day of trading on the TSX Venture Exchange, August 9, 1999.

                              (PERFORMANCE GRAPH)

                            Aug-99   Dec-99   Dec-00   Dec-01   Dec-02   Dec-03
                            ------   ------   ------   ------   ------   ------
Points International Ltd.
Common Shares                 100     480.0    120.0     48.0     70.0    200.0
S&P/TSX Small Cap Index       100     106.7    110.8    114.4    109.5    145.6
S&P/TSX Composite Index       100     122.6    130.2    112.0     96.4    119.8

                  INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
                               AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation was indebted to the Corporation or its subsidiaries in the most recently completed fiscal year, other than Mr. Robert MacLean, the Corporation's Chief Executive Officer. The following table sets forth certain details of Mr. MacLean's indebtedness. Mr. MacLean's loan had an initial 18-month term that commenced on February 24, 2000. The initial term to maturity expired on August 24, 2001 but was extended to December 31, 2004. Interest accrues on the principal outstanding at the CCRA prescribed interest rate with accrued interest payable together with principal on the loan maturity date. The purpose of the loan was to induce Mr. MacLean to relocate from Calgary to Toronto to assume a leadership position with Points and to assist him with the move.

                                              Largest amount             Amount          Security        Amount forgiven
Name and principal    Involvement of     outstanding during last   outstanding as at       for        during last completed
    position         Exclamation Inc.     completed fiscal year     April 30 2004(1)   indebtedness       fiscal year(2)
------------------   ----------------   ------------------------   -----------------   ------------   ---------------------
Mr. Robert MacLean   Lender             $50,000 principal plus     nil                 Options in     $25,000 principal
Chief Executive                         $513.29 accrued interest                       Points.com     plus $1,650 accrued
Officer                                                                                Inc.           interest

Notes:

(1) The remaining $25,000 of principal and $825 of accrue interest was forgiven on April 24, 2004.

(2) $25,000 of principal was forgiven on April 24, 2003 and $1,650 of accrued interest was forgiven on December 31, 2003.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") requires that each listed company to disclose on an annual basis its approach to corporate governance. A description of the Corporation's approach to corporate governance is set forth in Schedule A which is cross-referenced to the guidelines of the TSX (the "TSX GUIDELINES") which are set forth in Section 474 of the TSX Company Manual.

                             APPOINTMENT OF AUDITORS

Management proposes to nominate Mintz & Partners LLP, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. The Common Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Mintz & Partners LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld. Mintz & Partners LLP have been the auditors of the Corporation since February 2000.

A copy of the financial statements of the Corporation for the fiscal year-ended December 31, 2003 has been provided to the shareholders of the Corporation.

                       INCREASE IN NUMBER OF STOCK OPTIONS

On April 22, 2004, the Board passed a resolution, subject to regulatory and shareholder approvals, that amends the Corporation's Stock Option Plan by increasing the maximum number of Common Shares issuable thereunder from 8,030,424 to 10,206,948. Such increased maximum number equals 15% of the 68,046,319 Common Shares issued and outstanding as at April 22, 2004. Accordingly, this Meeting has been called, in part, to consider and, if thought fit, to approve with or without variation as an ordinary resolution the Option Plan Resolution (the text of which is set out as Schedule B hereto) authorizing such amendment to the Stock Option Plan.

The purpose of the Stock Option Plan is to provide certain directors, officers, key employees and service providers of the Corporation and its subsidiaries with an opportunity to purchase Common Shares and to benefit from the appreciation thereof. This is intended to provide an increased incentive for these directors, officers, key employees and service providers to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation and its subsidiaries to attract and retain individuals of exceptional skill. The maximum term of each option under the Stock Option Plan is ten years and the exercise price of each option is determined based on the closing price of the Common Shares on the TSX on the business day preceding the date of the grant of the option.

Currently, 1,367 Common Shares remain available under the Stock Option Plan for further option grants. Management believes that the additional 2,176,524 Common Shares to be made available for issue under the Stock Option Plan if the amendment is approved is desirable in order to preserve flexibility for the Corporation in continuing to attract and retain those individuals with the skills and abilities necessary to the future success and prosperity of the Corporation.

Since the amendment to the Stock Option Plan could result in the number of shares being reserved for issuance pursuant to stock options granted to directors and senior officers of the Corporation (including the outstanding options to acquire Points.com Inc. common shares with associated put rights) exceeding 10% of the outstanding Common Shares, the amendment requires disinterested shareholder approval under the rules of the TSX, and is otherwise subject to the approval of the TSX in accordance with such rules.

To be approved in accordance with the rules of the TSX, this ordinary resolution must be passed by a simple majority of the votes cast in person or by proxy at the Meeting, other than votes attaching to shares beneficially owned by the directors and senior officers of the Corporation and their associates. MANAGEMENT RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE OPTION PLAN RESOLUTION. Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management nominees will be voted in favour of the Option Plan Resolution.

             CONTINUANCE UNDER THE CANADA BUSINESS CORPORATIONS ACT

The Corporation is currently governed, as to matters of corporate law, by the OBCA. A corporation subject to the OBCA may, if authorized by special resolution and the "Director" appointed under the OBCA, apply to the "Director" appointed under the CBCA for a certificate of continuance under the CBCA. On April 22, 2004, the Board passed a resolution authorizing the Board to submit for approval to the shareholders of the Corporation at the Meeting the recommendation that the shareholders pass the Continuance Resolution, the text of which resolution is set out in Schedule C to this Circular. Upon the issuance of a certificate of continuance in respect of the Corporation, the OBCA will cease to apply to the Corporation and the CBCA will become applicable to the Corporation as if it had been incorporated under the CBCA.

REASONS FOR CONTINUANCE

The principal reason for continuing the Corporation under the CBCA is to enable the Corporation to benefit from the more flexible corporate procedures provided for in the CBCA, amongst which are provisions providing for the number of directors of a corporation organized under that statute who must be resident Canadians to be at least 25%, thus allowing the Corporation to seek director candidates from a much broader pool. Currently, as a corporation organized under the OBCA, a majority of the Corporation's directors are required to be resident Canadians.

The Corporation is a global company with development and sales operations in North America and Europe. Customers and potential customers of the Corporation exist throughout the world. Management of the Corporation believes that the international nature of the Corporation's business requires that the Corporation have the flexibility to elect or appoint directors based on merit without the requirement that a majority of directors be resident Canadians. If the Continuance Resolution is approved and the Corporation is continued under the CBCA, in addition to the residency requirements of that statute, as a TSX-listed company, the Corporation will continue to be required to have at least two Canadian directors.

SUMMARY COMPARISON OF DIFFERENCES BETWEEN THE OBCA AND CBCA

The CBCA provides shareholders substantially the same rights as are available to shareholders under the OBCA, including rights of dissent and appraisal, and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder. The following is a summary of certain differences between the OBCA and the CBCA which management of the Corporation considers to be material to shareholders. THIS SUMMARY IS NOT AN EXHAUSTIVE REVIEW OF THE TWO STATUTES. REFERENCE SHOULD BE MADE TO THE FULL TEXT OF BOTH STATUTES AND THE REGULATIONS THEREUNDER FOR PARTICULARS OF ANY DIFFERENCES BETWEEN THEM, AND SHAREHOLDERS SHOULD CONSULT THEIR LEGAL OR OTHER PROFESSIONAL ADVISORS WITH REGARD TO THE IMPLICATIONS OF THE CONTINUANCE WHICH MAY BE OF IMPORTANCE TO THEM.

Director Residency Requirements. Under the OBCA, a majority of a corporation's directors must be resident Canadians. Under the CBCA, subject to certain exceptions which do not currently apply to the Corporation, at least 25% of a corporation's directors must be resident Canadians.

Residency Requirements for Committee Members. The OBCA requires that a majority of the members of a committee of the board of directors must be resident Canadians. The CBCA does not have any residency requirements for members of committees of the board of directors.

Independent Directors. Under the OBCA, at least one third of the members of the board of directors of a corporation cannot be officers or employees of the corporation or its affiliates. Under the CBCA, the requirement is that at least two of the directors of the corporation not be officers or employees of the corporation or its affiliates.

Quorum of Directors' Meetings. Both the CBCA and OBCA state that quorum of directors meetings consists of a majority of directors or the minimum number of directors required by the articles, although the OBCA also stipulates that in no case may a quorum be less than two-fifths of the number of directors or the minimum number of directors. Further, while the OBCA requires that a majority of the directors present be resident Canadians, the CBCA requires only that 25% of the directors present (or at least one if less than four directors are appointed) be resident Canadians.

Place of Shareholders' Meetings. Under the OBCA, a shareholders' meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine. Under the CBCA, a shareholders' meeting may be held at any place in Canada provided in the by-laws or, in the absence of such provision, at a place within Canada that the directors determine. Notwithstanding the foregoing, a meeting of shareholders of a CBCA corporation may be held at a place outside Canada if such place is specified in the articles of the corporation.

Solicitation of Proxies. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident's proxy circular in prescribed form to the auditor of the corporation, each shareholder whose proxy is solicited and the corporation. Under the CBCA, proxies may be solicited, other than by or on behalf of management of the corporation, without the sending of a dissident's proxy circular if (i) proxies are solicited from fifteen (15) or fewer shareholders, or (ii) the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident's proxy circular. Furthermore, under the CBCA, the definition of "solicit" and "solicitation" specifically excludes (i) certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision,
(ii) communications for the purpose of obtaining the number of shares required for a shareholder proposal, and (iii) certain other communications made other than by or on behalf of management of the corporation, including communications by one or more shareholders concerning the business and affairs of the corporation or the organization of a dissident's proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, under certain prescribed conditions, by financial and other advisers in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder.

Record Date for Shareholders' Meetings. Under the OBCA, where a corporation fixes a record date for the determination of shareholders entitled to vote at a shareholders' meeting and a shareholder transfers shares after the record date, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than ten (10) days before the meeting, that his or her name be included in the list of shareholders entitled to vote at the meeting. If no record date is fixed and a list of shareholders entitled to vote at the meeting is prepared as of the date (the "deemed record date") preceding the date on which notice of the meeting is given, a transferee of shares after the deemed record date is entitled to vote such shares under similar circumstances. Under the CBCA, shareholders are entitled to vote only shares held by them on the record date or the deemed record date, as the case may be. Transferees of shares after the record date or the deemed record date, as the case may be, are not entitled to vote the transferred shares at the meeting.

Notice of Shareholders' Meetings. Under the OBCA, a public corporation must give notice of a meeting of shareholders not less than twenty-one (21) days and not more than fifty (50) days before the meeting.

Under the CBCA, such notice must be provided not less than twenty-one (21) days and not more than sixty (60) days before the meeting. However, public companies incorporated under either statute are currently subject to the requirements of National Instrument 54-101 of the Canadian Securities Administrators which provides for minimum notice periods of greater than the minimum twenty-one (21) day period in either statute.

Telephonic or Electronic Meetings. Under the OBCA, unless a corporation's articles or by-laws provide otherwise, meetings of shareholders may be held by telephonic or electronic means and shareholders may participate in and vote at the meeting by such means. Similarly, under the CBCA, unless the articles or by-laws of the corporation provide otherwise, a meeting of shareholders' may be held by telephonic or electronic means (and shareholders may participate in and vote at the meeting by such means) if the corporation provides shareholders with a telephonic, electronic or other means of communication that permits all participants to communicate adequately with each other during the meeting. In addition, under the CBCA, if the corporation's by-laws so provide, a meeting of shareholders may be held entirely by such means. It is proposed that the Corporation's by-laws following the continuance will permit a meeting of shareholders to be held entirely by such means. See "ADOPTION OF NEW BY-LAW NO. 1" below.

Shareholder Proposals. Under the OBCA, a shareholder entitled to vote at a shareholders' meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose at a shareholders' meeting. Under the CBCA, shareholder proposals may be submitted by both registered and beneficial owners of shares entitled to be voted at an annual meeting of shareholders, provided that (i) the shareholder must have been the registered or beneficial owner, for at least six months prior to the submission of the proposal, of voting shares at least equal to one percent of the total number of outstanding voting shares of the corporation or whose fair market value is at least $2,000, or (ii) the proposal must have the support of persons who in the aggregate have been the registered or beneficial owner of such number of voting shares for such period.

Access to Information. Shareholders under the CBCA have a right of access to the minutes of meetings at which directors make mandatory disclosure of material interests in transactions and contracts that involve the corporation.

Financial Assistance. Unlike the CBCA, the OBCA requires disclosure to its shareholders of financial assistance given by a corporation (i) in connection within the purchase of shares of the corporation or its affiliates, or (ii) to shareholders, beneficial shareholders, directors, officers or employees of the corporation, an affiliate of the corporation, or an associate of any of them. However, regulations under each of the CBCA and the Securities Act (Ontario) prescribe disclosure of certain financial assistance other than routine indebtedness to directors, executive officers and senior officers in proxy circulars.

Registered Office. Under the OBCA, a corporation's registered office must be in Ontario and may be relocated to a different municipality only with shareholder approval. Under the CBCA, a corporation's registered office may be at any place in Canada specified in the articles and may be relocated within a province by resolution of the directors. The draft articles of continuance attached as Schedule D to this Circular provide that the registered office of the Corporation shall be in Ontario.

Corporate Records. The OBCA and related Ontario statutes require records to be kept in Ontario. The CBCA permits corporate and accounting records to be kept outside of Canada, although there are still requirements to keep records and books of account within Canada under the Income Tax Act (Canada) and other statutes administered by the Minister of National Revenue (such as the Excise Tax Act). Corporations are also required to provide access to their records kept outside Canada at a location in Canada, by computer terminal or other technology.

ARTICLES OF CONTINUANCE

If the continuance is approved by shareholders at the Meeting (or any adjournment(s) or postponement(s) thereof), the Corporation intends to file with the Director under the CBCA articles of continuance in the form of the draft articles attached as Schedule D to this Circular. The CBCA permits any amendments to the articles of a corporation that would otherwise be permitted under the CBCA to be effected by changes made in articles of continuance. Thus, as part of the continuance, the Corporation proposes to make the following amendments to the articles of the Corporation:

Series A Preferred Shares. The Corporation is presently authorized to issue up to 20,000,000 Series A Preferred Shares. There are presently no issued or outstanding Series A Preferred Shares or options to acquire Series A Preferred Shares, and thus the Corporation proposes to remove the Series A Preferred Shares from the authorized capital of the Corporation.

Other Provisions. The Corporation also proposes as part of the continuance to remove certain other provisions of the articles of the Corporation that (i) allow for the directors to appoint one or more additional directors between annual general meetings, and (ii) specifically allow meetings of shareholders to be held in the City of Toronto and anywhere in Alberta.

ADOPTION OF NEW BY-LAW NO. 1

In conjunction with the continuance, the Board has passed a resolution adopting, upon the effective date of the continuance (i) By-Law "A" of the Corporation (the "REPEALING BY-LAW"), being a by-law that repeals the existing By-Law No. 2 and By-Law No. 3 of the Corporation (the "OBCA BY-LAWS"), and (ii) By-Law No. 1 of the Corporation (the "CBCA BY-LAW"), being a by-law relating generally to the regulation of the business and affairs of the Corporation intended to replace the OBCA By-Laws, both in the forms attached as Part I and Part II of Schedule E to this Circular, respectively. The shareholders are being asked to confirm the Repealing By-Law and the CBCA By-Law approved by Board, to be enacted only upon the continuance of the Corporation under the CBCA, pursuant to the By-Law Resolution the text of which is set out in Schedule F attached hereto.

The following is a summary of the significant differences between the CBCA By-Law and the OBCA By-Laws. Reference should be made to the full text of the CBCA By-Law attached as Schedule E to this Circular.

References to Statutes. References in the OBCA By-Laws to the OBCA and other Ontario statutes have been replaced in the CBCA By-Law with references to the CBCA and the corresponding federal statutes, respectively.

Execution of Instruments. The OBCA By-Laws provide that contracts and other instruments may be executed on behalf of the Corporation by any officer or director of the Corporation, unless the Board otherwise directs. The CBCA By-law provides that contracts and other instruments may be executed on behalf of the Corporation by any two of the directors and officers of the Corporation, unless otherwise determined by the Board.

Quorum Requirements for Shareholder Meetings. The OBCA By-laws provide that the quorum necessary to transact business at a shareholders meeting is not less than five persons holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation enjoying voting rights. The CBCA By-law provides that the quorum necessary to transact business at a shareholders meeting is not less than five persons holding or representing by proxy not less than 15% of the total number of votes represented by the issued shares of the Corporation enjoying voting rights.

Appointment of Officers. The OBCA By-Laws provide that the Board may determine and appoint the officers of the Corporation and their duties. The OBCA By-laws also contain certain provisions relating to the roles and responsibilities of certain officers of the Corporation should they be appointed by the Board. The CBCA By-Law contains more flexible provisions in the appointment of officers and the duties of those officers is substantially at the discretion of the Board.

Calling Meetings; Chair. As a result of the changes in the CBCA By-Law to the appointment of officers, certain consequential changes have been made to the persons entitled to call meetings of the Board and how the chair of Board meetings and shareholder meetings is selected relative to the OBCA By-Laws.

Lien on Shares. The OBCA By-law provides that the Corporation has a lien on any share or shares of a shareholder for any debt of that shareholder to the Corporation. The CBCA By-Law contains no such provisions.

Electronic Meetings and Other Matters. The CBCA By-Law contains certain provisions not in the OBCA By-Laws relating to the acceptance of proxies, and the giving of notice by electronic or certain other means. These provisions are consistent with recent amendments to the CBCA which provide for certain kinds of corporate activity to be conducted electronically. The CBCA By-Law also provides that the directors who call a meeting of shareholders of the Corporation may determine that such meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

The Continuance Resolution provides that the Board is authorized, in its sole and absolute discretion, to abandon the application for a certificate of continuance, or determine not to proceed with the continuance, for any reason, without further approval of the Corporation's shareholders. In particular, the Board may determine not to present the Continuance Resolution to the Meeting or, if the Continuance Resolution is presented to the Meeting and approved, may determine not to proceed with completion of the continuance and filing the articles of continuance under the CBCA.

CIBC Capital Partners, a division of the Canadian Imperial Bank of Commerce, has consented to the continuance pursuant to the terms of a secured convertible debenture issued to it by the Corporation, and Points Investments, Inc. has consented to the continuance pursuant to the terms of an investor's rights agreement between it and the Corporation dated April 11, 2003.

To be approved, the Continuance Resolution must be passed by at least two-thirds of the votes cast in person or by proxy at the Meeting and by the holder of the Series Two Preferred Share voting separately as a series. MANAGEMENT RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE CONTINUANCE RESOLUTION. Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management nominees will be voted in favour of the Continuance Resolution.

Points Investments, Inc. has agreed to vote, or cause to be voted, in favour of the Continuance Resolution all of its votes represented by the Series Two Preferred Share.

To be approved, the By-Law Resolution must be passed by a simple majority of the votes cast in person or by proxy at the Meeting by the holders of shares. MANAGEMENT RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE BY-LAW RESOLUTION. Unless instructed in the form of proxy to the contrary, the shares represented by proxies in favour of management nominees will be voted in favour of the By-Law Resolution.

Under the provisions of the OBCA, shareholders of the Corporation will be entitled to exercise dissent rights in connection with the adoption of the Continuance Resolution. See "DISSENTING SHAREHOLDERS' RIGHTS" below.

                         DISSENTING SHAREHOLDERS' RIGHTS

A registered shareholder of the Corporation is entitled to dissent from the Continuance Resolution in the manner provided in Section 185 of the OBCA.
Section 185 of the OBCA is reprinted in its entirety as Schedule G to this Circular. The following summary is qualified in its entirety by the provisions of Section 185 of the OBCA.

A holder of Common Shares whose Common Shares are registered in its name on the share register of the Corporation and who validly exercises the right of dissent provided for under section 185 of the OBCA in respect of his or her Common Shares (a "DISSENTING SHAREHOLDER") will be entitled, in the event the continuance contemplated by the Continuance Resolution becomes effective, to be paid by the Corporation the fair value of the shares held by such Dissenting Shareholder determined as at the close of business on the day before the Meeting or any adjournment(s) or postponement(s) thereof.

A shareholder who wishes to dissent must provide to the Corporation, at or before the Meeting (or any postponement(s) or adjournment(s) thereof) at the address set out on page one of this Circular, a written objection to the Continuance Resolution (a "DISSENT NOTICE"). The filing of a Dissent Notice does not deprive a shareholder of the right to vote; however, the OBCA provides, in effect, that a shareholder who has submitted a Dissent Notice and who votes in favour of the Continuance Resolution will no longer be considered a Dissenting Shareholder with respect to shares voted in favour of the Continuance Resolution. The OBCA does not provide, and the Corporation will not assume, that a vote against the Continuance Resolution constitutes a Dissent Notice. Under the OBCA, there is no right of partial dissent and, accordingly, a Dissenting Shareholder may dissent only with respect to all shares held by him or her on behalf of any one beneficial owner and which are registered in the name of the Dissenting Shareholder.

The Corporation is required, within 10 days after adoption of the Continuance Resolution, to notify each Dissenting Shareholder that the Continuance Resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the Continuance Resolution or who has withdrawn his or her Dissent Notice.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Continuance Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Continuance Resolution has been adopted, send to the Corporation a written notice (a "PAYMENT DEMAND") containing his or her name and address, the number of the Corporation shares in respect of which the Dissenting Shareholder dissented, and a demand for payment of the fair value of such shares. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to the Corporation's transfer agent at the appropriate address set out on page one of this Circular, the certificates representing the shares in respect of which he or she dissented. A Dissenting Shareholder who fails to send the certificates representing the shares in respect of which he or she dissented forfeits his or her right to make a claim under Section 185 of the OBCA. The Corporation's transfer agent will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

On filing a Payment Demand that is not withdrawn prior to the termination of the Meeting, a Dissenting Shareholder ceases to have any rights as a shareholder, other than the right to be paid the fair value of his or her shares as determined under Section 185 of the OBCA, except where (a) the Dissenting Shareholder withdraws his or her Demand for Payment before the Corporation makes an Offer to Pay (as defined in the next paragraph), (b) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment, or (c) the Board revokes the Continuance Resolution, in which case the Corporation will be required to reinstate the Dissenting Shareholder's rights as a shareholder.

The Corporation is required, not later than seven days after the later of the effective date of the continuance or the date on which the Corporation received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand to it a written offer to pay (a "OFFER TO PAY") for his or her shares in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay, as between shares of the same class, must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within 10 days after the acceptance by the Dissenting Shareholder of the Offer to Pay, but any such Offer to Pay lapses if the Corporation does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If the Corporation fails to make an Offer to Pay or if a Dissenting Shareholder fails to accept an offer that has been made, the Corporation may, within 50 days after the effective date of the continuance or within such further period as a court may allow, apply to a court to fix a fair value for the shares of Dissenting Shareholders. If the Corporation fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to a court, all Dissenting Shareholders whose shares have not been purchased by the Corporation will be joined as parties and bound by the decision of the court, and the Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the shares of all Dissenting Shareholders. The final order of a court will be rendered against the Corporation in favour of each Dissenting Shareholder and for the amount of the fair value of his or her shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the continuance until the date of payment.

The above is only a summary of Section 185 of the OBCA, which are technical and complex. It is suggested that any shareholder wishing to avail himself or herself of his or her rights under those provisions seek his or her own legal advice as failure to comply strictly with the provisions of the OBCA may prejudice his or her right of dissent.

                             ADDITIONAL INFORMATION

Upon request made to the Corporate Secretary of the Corporation at 179 John Street, Suite 800, Toronto, Ontario, M5T 1X4, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of:

     (a) the Corporation's most recent annual information form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein;

     (b) the Corporation's most recently filed comparative annual financial statements, together with the report of the Corporation's auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and

     (c) the Corporation's management information circular for its most recent annual meeting of shareholders at which directors were elected.

                                 BOARD APPROVAL

The undersigned hereby certifies that the contents, and the sending, of the this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to the auditors of the Corporation.

       DATED as at April 22, 2004


                                        [signed]
                                        ----------------------------------------
                                        Robert MacLean
                                        Chief Executive Officer

                                   SCHEDULE A

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's statement of corporate governance practices is set out below:

                  REQUIREMENT                                             COMMENTS
                  -----------                                             --------
1.   Mandate of the Board

     The Board should explicitly assume           The Board has adopted a formal mandate pursuant to
     responsibility for stewardship of the        which it has assumed responsibility for the
     Corporation.                                 stewardship of the Corporation.

     As part of the overall stewardship           Under its mandate, the Board has assumed
     responsibility, the Board should assume      responsibility specifically for the matters set
     responsibility specifically for:             out below:

          (i)  adoption of a strategic planning   (i)  the adoption of a strategic planning process,
               process;                                including approving the Corporation's
                                                       strategic plan, approving its annual capital
                                                       and operating plans, and monitoring corporate
                                                       performance;

          (ii) identification of principal        (ii) assisting management in identifying risks and
               risks and implementation of             monitoring the implementation of systems to
               risk-managing systems;                  manage the risks;

          (iii) succession planning, including    (iii) succession planning as it relates to the CEO
               appointing, training and                and President only;
               monitoring management;

          (iv) communications policy; and         (iv) reviewing all material corporate
                                                       communications before they are released to
                                                       the public; and

          (v)  the integrity of internal          (v)  through the Audit Committee, reviewing the
               control and management                  Corporation's internal control systems
               information systems.                    policy.

2.   Composition of the Board

     Majority of directors should be              At the date of this Circular, eight of the eleven
     "unrelated" (free from conflicting           members of the Board are "unrelated" within the
     interest).                                   meaning of the TSX Guidelines.

     Board should include a number of directors   The Board has two nominees appointed by the holder
     unrelated to the corporation or the          of Series Two Preferred Share in the capital of
     significant shareholder that fairly          the Corporation, which is convertible, on a fully
     reflects the investment in the corporation   diluted basis, into approximately 19.9% of the
     by shareholders other than                   Common Shares

     the significant shareholder.                 of the Corporation. However, at the date of this
                                                  Circular, the holder of the Series Two Preferred
                                                  Share is not a "significant shareholder" as that
                                                  term is defined in the TSX Guidelines.

3.   Determination of Status of Directors

     Disclose for each director whether he or     The Board has adopted the definitions of "related
     she is related, and how that conclusion      director" and "unrelated director" used in the TSX
     was reached.                                 Guidelines and considered the relationship of each
                                                  of its directors to the Corporation on the basis
                                                  of these definitions as follows:

                                                  Unrelated Directors:

                                                  Messer's Carty, Fleming, Kranias, McCutcheon and
                                                  Thompson are not members of management and do not
                                                  have a relationship with the Corporation that
                                                  could be seen to interfere with their ability to
                                                  act in the best interests of the Corporation,
                                                  other than interests or relationships resulting
                                                  from their holding shares in the Corporation.

                                                  Messer's Blatchford and Korman, and upon his
                                                  appointment to the Board, Mr. Marriott, are not
                                                  members of management, but are nominees of the
                                                  holder of the Series Two Preferred Share. However,
                                                  the board has determined that they do not have a
                                                  relationship with the Corporation that could be
                                                  seen to interfere with their ability to act in the
                                                  best interests of the Corporation, other than
                                                  interests or relationships resulting from their
                                                  holding shares in the Corporation.

                                                  Mr. Payne is not a member of management, but is a
                                                  nominee of CIBC Capital Partners. However, the
                                                  board has determined that he does not have a
                                                  relationship with the Corporation that could be
                                                  seen to interfere with his ability to act in the
                                                  best interests of the Corporation, other than
                                                  interests or relationships resulting from his
                                                  holding shares in the Corporation.

                                                  Related Directors:

                                                  Messer's MacLean and Barnard are the Chief
                                                  Executive Officer and President of the
                                                  Corporation, respectively.

                                                  Mr. Lavine was the former Chief Executive Officer
                                                  of the Corporation from June 1999 to February
                                                  2002. Since he has been an officer of the
                                                  Corporation in the past three years, the Board has
                                                  determined that he is a related director.

4.   Nominating/Corporate Governance Committee

     Appoint a committee composed of              The Corporation does not currently have a
     non-management directors, a majority of      nominating committee. In accordance with the
     whom are unrelated directors, responsible    mandate of the Board, a nominating committee will
     for the appointment/assessment of            be established as and when required.
     directors.

5.   Board Assessment

     Implement a process for assessing the        The Corporation does not currently review
     effectiveness of the Board, its committees   individual or committee contributions to the
     and individual directors.                    Board.

6.   Orientation and Education

     Provide orientation and education programs   In 2003, the Corporation introduced a draft board
     for new directors.                           manual to the Chairman and the Chair of the Human
                                                  Resources Committee. The Corporation expects to
                                                  introduce the final board manual as part of its
                                                  director education and orientation plan to be
                                                  implemented in the latter half of 2004.

7.   Size and Composition of the Board

     Examine the size of the Board with a view    The Corporation has not currently initiated a
     to determining the impact of the number on   process to determine the optimal size of the
     effectiveness of decision-making.            Board.

8.   Compensation

     Review the adequacy and form of              The Human Resources Committee reviews the adequacy
     compensation of directors in light of        and form of Board compensation in light of the
     risks and responsibilities.                  time commitment and risks and responsibilities
                                                  involved. The Human Resources Committee then
                                                  establishes the compensation of the directors.

9.   Composition of Committees

     Committees should generally be composed of   The Board has established two standing committees
     non-management directors, the majority of    of directors (the Audit Committee and the Human
     whom are unrelated.                          Resources Committee), each with a specific mandate
                                                  and each of which is comprised solely of a
                                                  majority of unrelated

                                                  directors.

10.  Governance Committee

     The Board should assume responsibility       The Human Resources Committee is responsible for
     for, or appoint a committee responsible      the Corporation's approach to corporate governance
     for, the approach to corporate governance    issues, including the Corporation's response to
     issues. This committee would, among other    the TSX Guidelines.
     things, be responsible for the
     Corporation's response to the TSX
     Guidelines.

11.  Position Descriptions

     Develop position descriptions for the        The Human Resources Committee develops position
     Board and for the CEO, including the         descriptions and objectives for the CEO and
     definition of limits for management's        President and measures their performance in
     responsibilities. The Board should develop   meeting those objectives. The Corporation has not
     the corporate objectives which the CEO is    currently developed position descriptions for
     responsible for meeting.                     members of the Board.

12.  Procedures to Ensure Independence

     Establish appropriate procedures to enable   The Corporation has a non-management chairman of
     the Board to function independently of       the Board and has regular non-management sessions
     management. An appropriate structure would   as part of each meeting of the Board and each
     be to (i) appoint a chairman of the Board    meeting of the Audit Committee and Human Resources
     who is not a member of management with       Committee.
     responsibility to ensure that the Board
     discharges its responsibilities or (ii)
     adopt alternate means such as assigning
     this responsibility to a committee of the
     Board or to a director, sometimes referred
     to as the "lead director". Appropriate
     procedures may involve the Board meeting
     on a regular basis without management
     present or may involve expressly assigning
     responsibility for administering the
     Board's relationship to management to a
     committee of the Board.

13.  Composition of the Audit Committee

     The Audit Committee should be composed       The members of the Audit Committee are all outside
     only of outside directors.                   directors.

     INTERNAL CONTROLS

     Audit Committee duties should include        The Audit Committee oversees management reporting
     oversight responsibility for management      on the Corporation's internal controls in
     reporting on internal control. While it is   accordance with its current mandate contained in
     management's responsibility to design and    the draft board manual.
     implement an effective system of internal
     control, it is the responsibility of the
     Audit Committee to ensure that management
     has

     done so.

     COMMUNICATIONS WITH EXTERNAL AUDITOR

     The Audit Committee should have direct       The Audit Committee has direct communication
     communication channels with the internal     channels with the external auditors to discuss and
     and external auditors to discuss and         review specific issues as appropriate.
     review specific issues as appropriate.

14.  External Advisors

     Implement a system to enable individual      Each committee is empowered to engage external
     directors to engage outside advisors, at     advisors as it sees fit. Any individual director
     the corporation's expense. The engagement    is entitled to engage an outside advisor provided
     of the outside advisor should be subject     that such director has obtained the approval of
     to the approval of an appropriate            the chairman of the Board. The retention of
     committee of the Board.                      external advisors by Board members at the
                                                  Corporation's cost and expense where such
                                                  retention has been approved by the Chairman.

                                   SCHEDULE B

RESOLUTION APPROVING THE INCREASE IN THE NUMBER OF STOCK OPTIONS

IT RESOLVED THAT:

1. the incentive stock option plan (the "STOCK OPTION PLAN") of the Corporation be amended to increase the maximum number of common shares reserved for issuance upon the exercise of options under the Stock Option Plan from 8,030,424 to 10,206,948 common shares; and

2. any officer or director of the Corporation be, and is hereby authorized for and on behalf of the Corporation, to execute, deliver, and file all such documents, whether under the corporate seal of the Corporation or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing resolution.

                                   SCHEDULE C

CONTINUANCE TO THE CANADA BUSINESS CORPORATIONS ACT

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the continuance of the Corporation under the Canada Business Corporations Act (the "CBCA") is authorized and approved;

2. the Corporation is authorized to make application to the Director under the Business Corporations Act (Ontario) (the "OBCA"), pursuant to section 181 of the OBCA, for authorization to continue under the CBCA;

3. the Corporation is authorized to make application to the Director under the CBCA, pursuant to section 187 of the CBCA, for a certificate of continuance continuing the Corporation under the CBCA;

4. the articles of continuance of the Corporation forming part of the said application for continuance shall be substantially in the form attached as Schedule D to the Management Information Circular of the Corporation dated April 22, 2004 and, upon the issuance of a certificate of continuance continuing the Corporation under the CBCA, the articles of the Corporation shall be replaced in their entirety by the said articles of continuance;

5. the directors of the Corporation are hereby authorized to, in their sole and absolute discretion, abandon the application for continuance of the Corporation under the CBCA at any time for any reason without further approval of the shareholders of the Corporation; and

6. any director or officer of the Corporation is authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with such continuance (including, without limitation, the execution and delivery of such articles of continuance and of certificates or other assurances that such continuance will not adversely affect creditors or shareholders of the Corporation), the execution of any such document or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination.

                                   SCHEDULE D

                             ARTICLES OF CONTINUANCE

                                   SCHEDULE E

                                     PART I

                                   BY-LAW "A"

          BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of POINTS INTERNATIONAL LTD. (hereinafter called the "CORPORATION") as follows:

1. All of the by-laws of the Corporation heretofore in force are hereby repealed without prejudice to any action heretofore taken thereunder.

2. The numbers designating the by-laws hereby repealed may be allocated to any by-laws of the Corporation hereafter enacted by the directors of the Corporation.

          PASSED by the directors of the Corporation on _________________, 2004.

          CONFIRMED by the shareholders of the Corporation on ______________, 2004.

                                   SCHEDULE E

                                     PART II

                                  BY-LAW NO. 1

          A by-law relating generally to the conduct of the affairs of Points International Ltd. (the "CORPORATION").

          BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

                                 INTERPRETATION

1. Definitions

          In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

     (a) "Act" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;

     (b) "by-law" means any by-law of the Corporation from time to time in force and effect;

     (c) all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

     (d) words importing the singular number only shall include the plural and vice versa; words importing any gender shall include all genders; words importing persons shall include partnerships, syndicates, trusts and any other legal or business entity; and

     (e) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

2. Unanimous Shareholder Agreements

          The provisions of this by-law are subject to the terms of any unanimous shareholder agreement in effect from time to time in respect of the Corporation and, to the extent of any inconsistency between this by-law and any such unanimous shareholder agreement, such unanimous shareholder agreement shall prevail over this by-law.

                                REGISTERED OFFICE

3. The Corporation may from time to time (i) by resolution of the directors change the place and address of the registered office of the Corporation within the Province in Canada specified in its articles, and (ii) by an amendment to its articles, change the Province in Canada in which its registered office is situated.

                                      SEAL

4. The Corporation may, but need not, have a corporate seal. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

                                    DIRECTORS

5. Number and Powers

          The number of directors, or the minimum and maximum number of directors of the Corporation, is set out in the articles of the Corporation. If a minimum and maximum number of directors is set out in the articles of the Corporation, the number of directors of the Corporation shall be the number of directors elected by the shareholders of the Corporation at the most recent meeting of shareholders. At least twenty-five per cent of the directors (or one director, if the Corporation has less than four directors) shall be resident Canadians. If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, it shall have at least three directors, at least two of whom are not officers or employees of the Corporation or its affiliates.

          The directors shall manage, or supervise the management of, the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.

6. Duties

          Every director and officer of the Corporation in exercising their powers and discharging their duties shall:

     (a) act honestly and in good faith with a view to the best interests of the Corporation; and

     (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

          Every director and officer of the Corporation shall comply with the Act, the regulations thereunder, the Corporation's articles and by-laws and any unanimous shareholder agreement.

7. Qualification

          Every director shall be an individual 18 or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt shall be a director.

8. Election of Directors

          Directors shall be elected by the shareholders of the Corporation by ordinary resolution. Whenever at any election of directors of the Corporation the number or the minimum number of directors required by the articles is not elected by reason of the lack of consent, disqualification, incapacity or death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum, but such quorum of directors may not fill the resulting vacancy or vacancies.

          An individual who is elected or appointed to hold office as a director is not a director and is deemed not to have been elected or appointed to hold office as a director unless:

     (a) he or she was present at the meeting when the election or appointment took place and he or she did not refuse to hold office as a director; or

     (b) he or she was not present at the meeting when the election or appointment took place and:

          (i) he or she consented to hold office as a director in writing before the election or appointment or within 10 days after it, or

          (ii) he or she has acted as a director pursuant to the election or appointment.

9. Term of Office

          A director's term of office (subject to the provisions (if any) of the Corporation's articles and paragraph 12 below), unless such director was elected for an expressly stated term, shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such director's election or appointment or until such director's successor is elected or appointed. If qualified, a director whose term of office has expired is eligible for re-election as a director.

10. Ceasing to Hold Office

          A director ceases to hold office if such director:

     (a) dies or sends to the Corporation a written resignation and such resignation, if not effective upon receipt by the Corporation, becomes effective in accordance with its terms;

     (b)  is removed from office in accordance with paragraph 12 below;

     (c)  becomes bankrupt; or

     (d)  is found by a court in Canada or elsewhere to be of unsound mind.

11. Vacancies

          Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the directors so long as a quorum of the number of directors remains in office. Subject to subsections 111(1) and (3) of the Act and to the provisions (if any) of the Corporation's articles, where there is a quorum of directors in office and a vacancy occurs, such quorum of directors may appoint a qualified person to fill such vacancy for the unexpired term of such appointee's predecessor.

12. Removal of Directors

          Subject to subsection 109(2) of the Act and unless the articles of the Corporation provide for cumulative voting, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director before the expiration of such director's term of office and may, by a majority of the votes cast at the meeting, elect any person in such director's stead for the remainder of such director's term.

          If a meeting of shareholders was called for the purpose of removing a director from office as a director, the director so removed shall vacate office forthwith upon the passing of the resolution for such director's removal.

13. Validity of Acts

          An act of a director or officer is valid notwithstanding an irregularity in their election or appointment or a defect in their qualification.

                              MEETINGS OF DIRECTORS

14. Place of Meetings

          Meetings of directors and of any committee of directors may be held at any place.

15. Calling Meetings

          A meeting of directors may be convened at any time by the Chairman (if any), the Vice-Chairman (if any), the Managing Director (if any) or any two or more directors, and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

16. Chair of Meetings

          The chair of any meeting of the directors shall be the first mentioned of such of the following persons as have been appointed and who is present at the meeting: the Chairman (if any), the Vice-Chairman (if any) or the Managing Director (if any). If all of the foregoing directors are absent or unable or refuse or fail to so act, the directors present shall choose one of their number to be chair of the meeting.

17. Notice

          Notice of the time and place for the holding of any such meeting shall be sent to each director not less than two days (exclusive of the day on which the notice is sent but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice. The notice shall specify any matter referred to in subsection 115(3) of the Act that is to be dealt with at the meeting.

          For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

18. Waiver of Notice

          Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or in the notice thereof may be waived in any manner by any director, and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

19. Electronic Participation

          Where all the directors of the Corporation consent thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by such means shall be deemed for the purposes of the Act and the by-laws to be present at that meeting.

20. Quorum and Voting

          A majority of the number of directors of the Corporation, if the articles of the Corporation provide for a fixed number, or the minimum number of directors required by the articles of the Corporation shall constitute a quorum for the transaction of business. Subject to subsections 111(1), 114(4) and 117(1) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum is present and at which at least twenty-five per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian. Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chair of the meeting shall not have a second or casting vote in addition to the chair's original vote as a director.

21. Adjournment

          Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. No notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who form the quorum at the adjourned meeting need not be the same directors who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

22. Resolutions in Writing

          A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

                             COMMITTEES OF DIRECTORS

23. General

          The directors may from time to time appoint from their number a Managing Director or one or more committees of directors. The directors may delegate to such Managing Director or each such committee any of the powers of the directors, except that no Managing Director or such committee shall have the authority to:

     (a) submit to the shareholders any question or matter requiring the approval of the shareholders;

     (b) fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

     (c) subject to subsection 189(2) of the Act, issue securities except as authorized by the directors;

     (d) issue shares of a series under section 27 of the Act except as authorized by the directors;

     (e)  declare dividends;

     (f) purchase, redeem or otherwise acquire shares issued by the Corporation;

     (g) pay any commission referred to in section 41 of the Act, except as authorized by the directors;

     (h)  approve a management proxy circular;

     (i)  approve a take-over bid circular or directors' circular;

     (j) approve any annual financial statements to be placed before the shareholders of the Corporation; or

     (k)  adopt, amend or repeal by-laws of the Corporation.

          Unless the directors determine otherwise, each committee (except for the audit committee) shall have power to fix its quorum at not less than a majority of its members, to elect is chair and to determine its own rules of procedure. Each member of a committee shall serve during the pleasure of the board of directors and, in any event, only so long as such member shall be a director. The directors may fill vacancies in a committee by election from among their number.

24. Audit Committee

          If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, the board of directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

          Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as such member shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

          Subject to the following paragraph and unless the board of directors determines otherwise, the audit committee shall have power to fix its quorum at not less than a majority of its members, to elect is chair and to determine its own rules of procedure.

          The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

          The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board of directors and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

                REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

25. The remuneration to be paid to the directors of the Corporation shall be such as the directors shall from time to time by resolution determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the normal work ordinarily required of a director of a corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors may fix the remuneration of the officers and employees of the Corporation. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

                  FOR THE PROTECTION OF DIRECTORS AND OFFICERS

26. No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense suffered or incurred by the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office of trust or in relation thereto, unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly and in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or regulations made thereunder or relieve him from liability for a breach thereof.

                       INDEMNITIES TO DIRECTORS AND OTHERS

27. Subject to the provisions hereof and subsections 124(3) and (4) of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

          The Corporation may not indemnify an individual pursuant hereto unless the individual:

     (a) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

     (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

          Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of the persons listed in the first paragraph of this paragraph 27, in such form and amount as the board of directors of the Corporation may from time to time determine, against any liability incurred by that person:

     (a) in his or her capacity as a director or officer of the Corporation, except where the liability relates to that person's failure to act honestly and in good faith with a view to the best interests of the Corporation; or

     (c) in his or her capacity as a director or officer of another body corporate where the person acts or acted in that capacity at the Corporation's request, except where the liability relates to that person's failure to act honestly and in good faith with a view to the best interests of the body corporate.

          The Corporation is hereby authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

                                    OFFICERS

28. Appointment of Officers

          The directors may annually or as often as may be required appoint such officers as they shall deem necessary, who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors, delegated by the directors or by other officers or properly incidental to their offices or other duties, provided that no officer shall be delegated the power to do anything referred to in paragraph 23 above. Such officers may include, without limitation, any of a "Chairman", a "Vice-Chairman", a "Managing Director", a "Chief Executive Officer", a "President", a "Chief Financial Officer", a "Chief Technology Officer", a "Controller", a "Secretary", a "Treasurer", one or more "Vice-Presidents", one or more "Assistant Secretaries" and/or one or more "Assistant Treasurers". None of such officers (except the Chairman, Managing Director and Vice-Chairman) need be a director of the Corporation. The Managing Director shall be a resident Canadian within the meaning of the Act. A director may be appointed to any office of the Corporation. Two or more of such offices may be held by the same person.

29. Removal of Officers

          All officers shall be subject to removal by resolution of the directors at any time, with or without cause. The directors may appoint a person to an office to replace an officer who has been removed or who has ceased to be an officer for any other reason.

30. Duties of Officers may be Delegated

          In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

                             SHAREHOLDERS' MEETINGS

31. Annual or Special Meetings

          The directors of the Corporation:

     (a) shall call an annual meeting of shareholders not later than 18 months after the Corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Corporation's preceding financial year; and

     (b)  may at any time call a special meeting of shareholders.

32. Place of Meetings

          Meetings of shareholders of the Corporation shall be held at such place within Canada as the directors may determine, or at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

33. Chair of Shareholders Meeting

          The chair of any meeting of shareholders shall be the first mentioned of such of the following persons as have been appointed and who is present at the meeting: the Chairman (if any), the Vice-Chairman (if any) or the Managing Director (if any). If no such director is present within fifteen (15) minutes from the time fixed for holding the meeting, the shareholders present entitled to vote shall choose another director as chair of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall choose one of their number to be chair.

34. Electronic Participation and Voting

          Subject to the Act, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for all purposes of the Act and the by-laws to be present at the meeting. Subject to the Act, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Subject to the Act, any vote at a meeting of shareholders may be held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility, and any person participating in a meeting of shareholders by means of such facility and entitled to vote at that meeting may vote by means of such facility, provided that any such facility made available by the Corporation shall enable the votes to be gathered in a manner that permits their subsequent verification and permit the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

35. Record Dates for Shareholder Meetings

          Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and/or entitled to vote at a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held.

          If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and to vote shall be:

     (a) at the close of business on the day immediately preceding the day on which the notice is given; or

     (b)  if no notice is given, the day on which the meeting is held.

36. Shareholder List

          The Corporation shall prepare an alphabetical list of the shareholders entitled to receive notice of a meeting and vote at the meeting, showing the number of shares held by each shareholder:

     (a) if a record date for determining the shareholder entitled to receive notice of the meeting and/or entitled to vote at the meeting has been fixed, not later than 10 days after that date; or

     (b) if no record date has been fixed, on the record date established in accordance with paragraph 35 above.

A shareholder whose name appears on such list is entitled to vote the shares shown opposite such shareholder's name at the meeting to which the list relates.

37. Notice

          A notice stating the day, hour and place of meeting and, if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, to each director of the Corporation and to the auditor (if any) of the Corporation. Such notice shall be personally delivered or sent by prepaid mail, if the Corporation is a distributing corporation, not less than 21 days (or, if the Corporation is not a distributing corporation, not less than such number of days as may be fixed by the directors) and not more than 60 days (exclusive of the day of mailing and of the day for which notice is given) before the date of every meeting, and shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the Secretary. Notwithstanding the foregoing, a meeting of shareholders may be held for any purpose at any date and time and, subject to subsection 132(2) of the Act, at any place without notice if all the shareholders and other persons entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where a shareholder or such other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and other persons entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any such meeting or in the notice thereof may be waived in any manner by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation and any other person entitled to attend a meeting of shareholders, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

          The auditor (if any) of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard thereat on matters relating to the auditor's duties.

38. Omission of Notice

          The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

39. Votes

          Every question submitted to any meeting of shareholders shall be decided in the first instance on a show of hands and in case of an equality of votes the chair of the meeting shall neither on a show of hands nor on a ballot have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder or proxy nominee.

          At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chair of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

          If at any meeting a ballot is demanded on the election of a chair or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chair of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be made either before or after any vote by show of hands and may be withdrawn.

          Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

40. Proxies

          Votes at meetings of the shareholders may be cast either personally or by proxy. At every meeting at which a shareholder is entitled to vote, such shareholder (if present in person) or the proxyholder for such shareholder shall have one vote on a show of hands. Upon a ballot on which a shareholder is entitled to vote, such shareholder (if present in person or by proxy) shall (subject to the provisions, if any, of the Corporation's articles) have one vote for every share registered in such shareholder's name.

          Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or proxyholders or one or more alternate proxyholders, who need not be a shareholder, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

          An instrument appointing a proxyholder shall be in writing and executed by the shareholder or such shareholder's attorney authorized in writing, or may be an electronic document that satisfies the requirements of
Part XX.1 of the Act, and is valid only at the meeting in respect of which it is given or at any adjournment thereof.

          An instrument appointing a proxyholder may be in the following form or in any other form which complies with the requirements of the Act:

          "The undersigned shareholder of POINTS INTERNATIONAL LTD. hereby appoints ______________ of ______________, whom failing, ______________ of
______________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the ______________ day of ______________, ______________ and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were present, whether personally or by telephonic, electronic or other means, at the said meeting or such adjournment thereof.

          DATED


                                        ----------------------------------------
                                        Signature of Shareholder

This form of proxy must be signed by a shareholder or such shareholder's attorney authorized in writing."

          The directors may from time to time pass regulations regarding the lodging of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such instruments to be sent in writing, faxed or otherwise communicated by electronic means that produces a written copy before the meeting or adjourned meeting to the Corporation or any agent of the Corporation appointed for the purpose of receiving such particulars and providing that instruments appointing a proxyholder so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chair of the meeting of shareholders may, subject to any regulations made as aforesaid, in the chair's discretion, accept written or faxed communication, or electronic communication that produces a written copy, as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such written, faxed or electronic communication accepted by the chair of the meeting shall be valid and shall be counted.

41. Adjournment

          The chair of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place. If the meeting is adjourned for less than 30 days, no notice of the time and place for the holding of the adjourned meeting need be given to any shareholder, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, subsection 149(1) of the Act does not apply. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who form the quorum at the adjourned meeting need not be the same persons who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

42. Quorum

          Five persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting (subject to paragraph 33) and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than five in number and holding or representing by proxy not less than 15% of the total number of votes represented by the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

          Notwithstanding the foregoing, if the Corporation has four or less shareholders, or four or less shareholders of any class or series of shares, such shareholders present in person or by proxy constitutes a meeting and a quorum for such meeting.

43. Persons Entitled to be Present

          The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

                              SHARES AND TRANSFERS

44. Issuance

          Subject to the articles of the Corporation, shares in the Corporation may be issued at such time and issued to such persons and for such consideration as the directors may determine.

45. Security Certificates

          Security certificates (and the form of transfer power on the reverse side thereof) shall (subject to compliance with section 49 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by a director or officer of the Corporation; provided that, unless the directors otherwise determine, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of the transfer agent and/or registrar of the Corporation. Any additional signatures required may be printed or otherwise mechanically reproduced. A share certificate executed as aforesaid shall be valid notwithstanding that one of the directors or officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

46. Agent

          The directors may from time to time by resolution appoint or remove an agent to maintain a central securities register and branch securities registers for the Corporation.

47. Surrender of Security Certificates

          Subject to the Act, no transfer of a security issued by the Corporation shall be recorded or registered unless and until either (i) the security certificate representing the security to be transferred has been surrendered and cancelled, or (ii) if no security certificate has been issued by the Corporation in respect of such share, a duly executed security transfer power in respect thereof has been presented for registration.

48. Defaced, Destroyed, Stolen or Lost Security Certificates

          The directors or any officer or agent designated by the directors may in their or its discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the directors may from time to time prescribe, whether generally or in any particular case.

                                    DIVIDENDS

49. Declaration and Payment of Dividends

          The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles.

          The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

     (a) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

     (b) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

          The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 42 of the Act, the Corporation may pay a dividend in money or property.

50. Joint Securityholders

          In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

51. Dividend Cheques

          A dividend payable in money shall be paid by cheque drawn on the Corporation's bank to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to each such person in accordance with the notice provisions of this by-law, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them in accordance with the notice provisions of this by-law. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

52. Non-Receipt of Dividend Cheques

          In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

53. Unclaimed Dividends

          Notwithstanding anything herein to the contrary, any dividend, whether by way of shares, money or property, unclaimed or unpaid after a period of six
(6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

                                  RECORD DATES

54. Shareholders' Meetings

          Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and/or entitled to vote at a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held.

          If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and to vote shall be:

     (a) at the close of business on the day immediately preceding the day on which the notice is given; or

     (b)  if no notice is given, the day on which the meeting is held.

55. Dividends, Distributions or Other Purposes

          Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution, (iii) for any other purpose (other than to establish a shareholder's right to receive notice of a meeting or to vote), but such record date shall not precede by more than 60 days the particular action to be taken.

          If no record date is fixed, the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

                       VOTING SECURITIES IN OTHER ISSUERS

56. All securities of any other body corporate or issuer of securities carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate or issuer and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

                                  NOTICES, ETC.

57. Service

          Any notice or other document required to be given or sent by the Corporation to any shareholder or director or the auditor of the Corporation shall be delivered personally or sent by prepaid mail or by fax, electronic mail or other electronic means capable of producing a written copy addressed to:

     (a) such shareholder at such shareholder's latest address as shown on the records of the Corporation or its transfer agent;

     (b) such director at such director's latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act; and

     (c) the auditor of the Corporation at the auditor's latest address known to the Corporation.

With respect to every notice or other document sent by prepaid mail, it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed and put into a post office or into a post office letter box.

58. Shareholders Who Cannot be Found

          If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the

Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

59. Shares Registered in More than One Name

          All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

60. Persons Becoming Entitled by Operation of Law

          Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to such person's name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom such person derives title to such shares.

61. Deceased Shareholder

          Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of such shareholder's death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in such shareholder's stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on such shareholder's heirs, executors or administrators and all persons (if any) interested with such shareholder in such shares.

62. Signatures to Notices

          The signature of any director or officer of the Corporation to any notice may be written, printed or otherwise mechanically reproduced.

63. Computation of Time

          Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service, posting or other communication of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service, posting or other communication.

64. Proof of Service

          A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or service or other communication of any notice or other documents to any shareholder, director, officer or auditor or as to the publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

65. Omissions and Errors

          The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the directors or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

66. Waiver of Notice

          Any shareholder (or such shareholder's duly appointed proxyholder), director, officer, auditor or member of a committee of the directors may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such person under any provisions of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the directors which may be given in any manner.

                          CHEQUES, DRAFTS, NOTES, ETC.

67. All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors, or such officer or officers as may be delegated authority by the directors to determine such matters, may from time to time designate.

                          EXECUTION OF CONTRACTS, ETC.

68. Unless the directors determine otherwise, contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any two of the directors and officers of the Corporation and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers, any director or directors, or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

          The corporate seal, if any, of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

          The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

          In particular, without limiting the generality of the foregoing, any two of the directors and officers of the Corporation are authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

          The signature or signatures of any officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

                                 FINANCIAL YEAR

69. The financial year of the Corporation shall end on such day in each year as the board of directors may from time to time by resolution determine.

          PASSED by the directors of the Corporation on _____________, 2004.

          CONFIRMED by the shareholders of the Corporation on ______________, 2004.

                                   SCHEDULE F

                        CONFIRMATION OF NEW BY-LAW NO. 1

IT IS RESOLVED THAT:

1. effective on the date of the continuance of the Corporation under the Canada Business Corporations Act, By-Law "A" attached as Part I of Schedule E to the Management Information Circular of the Corporation dated April 22, 2004 (the "CIRCULAR"), being a by-law repealing all of the Corporation's by-laws in force, and By-Law No. 1 attached as Part II of Schedule E to the Circular, being a by-law regulating the business and affairs of the Corporation, are each confirmed as made by the directors of the Corporation.

                                   SCHEDULE G

                             SECTION 185 OF THE OBCA

185. (1) RIGHTS OF DISSENTING SHAREHOLDERS -- Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

     (a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

     (b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

     (c)  amalgamate with another corporation under sections 175 and 176;

     (d)  be continued under the laws of another jurisdiction under section 181;
          or

     (e) sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) IDEM -- If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

     (a) clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

     (b)  subsection 170(5) or (6).

(3) EXCEPTION -- A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

     (a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

     (b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) SHAREHOLDER'S RIGHT TO BE PAID FAIR VALUE -- In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) NO PARTIAL DISSENT -- A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) OBJECTION -- A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7) IDEM -- The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) NOTICE OF ADOPTION OF RESOLUTION -- The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) IDEM -- A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) DEMAND FOR PAYMENT OF FAIR VALUE -- A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

     (a)  the shareholder's name and address;

     (b) the number and class of shares in respect of which the shareholder dissents; and

     (c)  a demand for payment of the fair value of such shares.

(11) CERTIFICATE TO BE SENT IN -- Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) IDEM -- A dissenting shareholder who fails to comply with subsections (6),
(10) and (11) has no right to make a claim under this section.

(13) ENDORSEMENT ON CERTIFICATE -- A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) RIGHTS OF DISSENTING SHAREHOLDER -- On sending a notice under subsection
(10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

     (a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

     (b)  the corporation fails to make an offer in accordance with subsection
          (15) and the dissenting shareholder withdraws notice; or

     (c) the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholders right are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) OFFER TO PAY -- A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

     (a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

     (b) if subsection (30) applies, a notification that it is unable lawfully to pay a dissenting shareholders for their shares.

(16) IDEM -- Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) IDEM -- Subject to subsection (30), a corporation shall pay for the shares of dissenting shareholder within ten days after an offer made under subsection
(15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) APPLICATION TO COURT TO FIX FAIR VALUE -- Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) IDEM -- If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) IDEM -- A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) COSTS -- If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) NOTICE TO SHAREHOLDERS -- Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

     (a) has sent to the corporation the notice referred to in subsection (10); and

     (b)  has not accepted an offer made by the corporation under subsection
          (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) PARTIES JOINED -- All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) IDEM -- Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) APPRAISERS -- The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) FINAL ORDER -- The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses
(22)(a) and (b).

(27) INTEREST -- The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) WHERE CORPORATION UNABLE TO PAY -- Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that is unable lawfully to pay dissenting shareholders for their shares.

(29) IDEM -- Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

     (a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

     (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) IDEM -- A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

     (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

     (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31) COURT ORDER -- Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) COMMISSION MAY APPEAR -- The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.